SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 08/13

Tariff Increase

Companhia  Paranaense  de  Energia  –  Copel,  in  compliance  with  CVM  Rule  358/2002, hereby  announces  to  the  market  that  the  National  Electric  Power  Agency  –  Aneel  deliberated today  Copel  Distribuição’s  Annual  Tariff  Increase.  The  average  tariff  increase  is  14.61%.  Of this total,  11.40%  refer  to  annual  tariff  increase,  1.68%  to  pertinent  financial  components and 1.53% to the financial components of last year.

Tariff Adjustment	%
Economic repositioning	11.40
Financial components	1.68
Repositioning with financial components	13.08
Fianancial components of last year	1.53
Average effect on the consumer	14.61

Aneel also  deliberated  on  the  transfer,  through  Eletrobras,  of R$ 227.1  million  from CDE  (Energy  Development  Account)  funds  referring  to  CVA  energy  costs  and  system  service charges  (ESS)  related  to  the  credits  up  to  March  2013.  The  amount  will  be  transferred  in  one sole installment  within  ten  business  days  after  the  date  the  annual  tariff  increase  resolution is published.

Curitiba, June 20, 2013

Luiz Eduardo da Veiga  Sebastiani

Chief Financial, Investor Relations and Control of Holdings Officer

For additional information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 20, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.